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EXHIBIT 99.4

Barington Capital Group, L.P.

888 Seventh Avenue

New York, New York 10019

September 17, 2007

John B. Gerlach, Jr.

Chairman of the Board, Chief Executive

Officer and President

Lancaster Colony Corporation

37 West Broad Street

Columbus, Ohio 43215

Dear Mr. Gerlach:

Barington Capital Group, L.P. invested in Lancaster Colony Corporation because we are convinced that the Company is undervalued and has the potential to deliver considerably stronger returns to shareholders. It is our belief that the Company has been needlessly suffering as a result of the failure of its management team to promptly initiate the cost cuts, strategic divestitures and improvements to the Company’s capital and corporate structure that we recommended to you almost a year and a half ago.

As a significant shareholder of the Company, we find Lancaster’s disappointing share price performance, decreasing profitably and poor record in the area of corporate governance to be entirely unacceptable and eroding value for the public shareholders of the Company. While we have called on the Lancaster Board to take action, we lack confidence in the ability (or desire) of the Board to ensure that the interests of the Company’s public shareholders are addressed. Even a cursory review of the Board reveals the presence of longstanding business and social ties between a number of the directors and the Gerlach family. We intend to bring such information to the attention of the Company’s shareholders, which we believe seriously calls into question the independence of these directors from you.

The Lancaster Board also suffers from having had little director turnover. The Company does not maintain term limits for directors and is in the practice of waiving its policy that no director may stand for reelection after attaining the age of 75. As a result, the average tenure of the Company’s directors is over 14.5 years, with five of the Company’s nine directors having served on the Board for 16 years or more. It is therefore not a surprise to us that the Company has received a “High” governance risk assessment rating from The Corporate Library this year. As stated in The Corporate Library’s March 2007 report on the Company:

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“A CEO/Chairman who is also part of the family that dominates Lancaster Colony, combined with the presence of a number of aging and long-tenured directors, are clear indicators of potential weaknesses in the areas of management entrenchment and excessive management/board alignment...”

We lack faith in the ability of the Board to improve shareholder value based on its track record to date. Seven of the Company’s nine directors have presided over the Company for almost nine years. Over this time period, the Company has significantly underperformed the market, as indicated in the table below:

Share Price Performance Over Nine Year Tenure of Board
(11/16/98 - 9/14/07)
Lancaster Colony Corporation	26.5%
Russell 2000 Index	100.7%
Standard & Poor’s Midcap 400 Index	148.7%

It is difficult for us to believe that the Company’s current directors are capable of maximizing shareholder value in light of the fact that they have clearly failed to do so for such a long period of time.

Finally, it is our belief that the Lancaster Board has to be held accountable for the Company’s poor record in the area of corporate governance. According to Institutional Shareholder Services, over 72% of the companies in the Standard & Poor’s 400 Index currently outperform the Company in the area of corporate governance. The Board has the ability to cause the Company to change its corporate governance landscape if it desired. It appears, however, that the Board is content with the numerous defensive measures that Lancaster has in place that not only facilitate the entrenchment of the Company’s directors and executive officers but also minimize the influence that shareholders (other than yourself) are capable of having on the Company they own. 1

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In light of the foregoing, we lack confidence in the Board’s ability to improve shareholder value and faithfully uphold the interests of the Company’s public shareholders. We therefore intend to nominate alternative candidates for election to the Board at the Company’s 2007 Annual Meeting of Shareholders.

Sincerely,

/s/ James A. Mitarotonda

James A. Mitarotonda

______________

1 We summarized a number of these defensive measures in our June 22, 2007 letter to the Board. Such measures include (a) a staggered board of directors, (b) a “poison pill” rights plan with a 15% trigger that was adopted without shareholder approval, (c) the ability of the Board to add directors without shareholder approval, and (d) provisions in the Company’s articles of incorporation that (i) deny shareholders the right to cumulate their votes in the election of directors, (ii) require that shareholders obtain Board or shareholder approval prior to acquiring 20%, 33% and 50% ownership thresholds in the Company and (iii) establish an 80% supermajority voting requirement to approve certain business combinations, effectively giving the Gerlach family, which owns approximately 26% of the Company’s common stock, the ability to block such transactions.

3